ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

DATED April 30, 2012

The following discussion and analysis, prepared as of April 30, 2012, should be read together with the audited consolidated financial statements and related notes for the years ended December 31, 2012 and 2011.

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars, unless otherwise indicated.

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Information about the Company may also be seen on its website at www.creatorcapital.net.

FORWARD LOOKING STATEMENTS

In the following discussion and description of the Company’s experiences during the past financial period, there are certain forward-looking statements.  They include, but not limited to, information pertaining to the Company’s financial and operating activities, plans and objectives, and assumptions regarding the Company’s future performance.  Forward looking statements may include the words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “indicates”, “intends”, “may”, “may impact”, “may increase”, “plans”, “suggests”, “should” and like expressions, or such future or conditional verbs as “will”, “should”, and “could”.  Such forward looking statements are based upon current expectations and various factors and assumptions.  As such, these forward looking statements are subject to risks and uncertainties.

Forward looking statements, by their nature, involve numerous assumptions.  Many factors that are beyond the Company’s and Management’s control may cause actual results to differ materially from any expectations expressed in such forward looking statements,  Such factors include, but are not limited to, the general and economic conditions in the various countries that the Company has clients and worldwide changes in economic and political conditions and legal developments as they may impact upon gaming and transportation legislation, the level of competition in the gaming industries, changes in the accounting standards and policies, both domestically in Canada and also worldwide, technological developments, unexpected changes in consumer spending and behavior, and Management’s ability to anticipate and manage the risks associated with these factors.  Please note the preceding list is only a summary and is not exhaustive of all possible influencing factors.  These and other factors must be considered carefully.  Any, all, or a combination, of such factors could cause the Company’s actual results to materially differ from the expectations opinioned in any and all forward looking statements.

Where the future may be contemplated, expectations assume a prolonged economic uncertainty that includes the declining global economy, as well as the declining economies of those countries in which the Company has clients, influenced by a declining cost of money, lower energy and commodity prices.

The Company does not provide any assurance that any of the forward looking statements will materialize.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.

At the 2011 Annual General Meeting, held March 30, 2011, the Shareholders approved a Special Resolution to return the name of the Company back to Creator Capital Limited.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games. CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to December 31, 2012, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.

The Product

1.

Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

The costs of these registrations were expensed in the period they were recorded.

The Industry

According to Boeing Company's 2012-2031 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years, a decrease of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 34,000.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted recent data suggests the global economy is recovering with the emerging economies, led by China, and are expanding at a moderate rate.

Boeing has observed the resilience that global airline markets have shown over time as the industry has reliably returned to its long term annual passenger traffic growth of 5.0%, and air cargo growth of 5.2%, over the next 20 years. This growth was founded on world economic growth of 3.3% and further stimulated by liberalization of market regulations in many countries. It is tempered by the high oil prices, price volatility caused by generalized EU economic unrest as well as general unrest in the Middle East and the Far East.

The introduction and acceptance of portable (non-embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing estimates 60% of all new planes will be single aisle sized, reflecting the growth in emerging markets, and the continued expansion of law cost carriers.

Looking ahead, the Asia-Pacific, Latin America and the Middle East to Asia regions’ traffic are growing at the fastest rates of 7.2%, 6.7% and 6.5%, respectively.  Boeing’s CMO 2013 predicts that emerging and developing economies will account or 72% of global growth through 2031.  Their share of real global GDP will increase from 30 to 44%.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 7.2 % in the Asia Pacific region; 4.8% in the Transpacific Region; 3.8% within North America; 3.5% within Europe; 5.1% within Latin America; 4.8% in Africa.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has the strengthening trend toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Looking ahead, the Asia-Pacific, Latin America and the Middle East to Asia regions’ traffic are growing at the fastest rates of 7.0%, 6.7% and 7.2% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO  annual passenger traffic will grow by 6.8 % in the Asia Pacific region; 5.1% in the Transpacific Region; 2.3% within North America; 4.0% within Europe; 6.7% within Latin America; 4.6% in Africa.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress that states that potential earnings of US$1 million per aircraft per annum are indeed possible.

Gethin also mentions CCL in the article under its former name; “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Competition

Suppliers to the in-flight interactive PC games marketplace include DTI, Nintendo, Western Outdoor Interactive, and Rockwell Collins

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy.  CCL believes that the principal benefit of its product to the airlines, is the ability to enhance entertainment offerings to passengers.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines.  The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market has been Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines.  Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline.  The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone).  CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.  CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed and introduced to the Airline Industry today.

Major Customers

The Company’s Sky Play® customer is Sri Lankan Airways.  During the last quarter of the year ended December 31, 2010, Japan Air Lines retired its remaining airplanes on which the Sky Play games were installed.  During the Year Sri Lankan Airways retired the airplane on which the Sky Play games were installed.  Currently, no clients are using the Sky Play games.

SELECTED ANNUAL INFORMATION

For the Twelve Months ended December 31	2012		2011	2010

Statement of Operations Data:
Revenue	$1,750	$	$ 10,500	$32,550
Loss before other income	(158,169)		(136,295)	(114,478)
Other items	(649,315)		(492,472)	(505,098)
Net Loss	$(807,484)		$(628,767)	$(619,576)

Basic & Diluted Loss per share	$(0.01)		$(0.01)	$(0.01)

Dividends declared per common share	-		-	-

Weighted average
shares outstanding	87,467,288		87,467,288	87,467,288

Number of common shares
outstanding at period end	87,467,288		87,467,288	87,467,288

	(in thousands of Dollars)
	December 31, 2012	December 31, 2011		December 31, 2010
Balance Sheet Data:
Working capital (deficit)	$(8,312)		$(7,705)	$(6,876)
Total assets	3		5	13

Total long-term liabilities	-		-	-

Shareholders' deficit	(8,312)		(7,505)	(6,876)

Twelve Months Ended December 31, 2012 and December 31, 2011

During the year ended December 31, 2012, the Corporation recorded revenue of $1,750 compared to $10,500 during the year ended December 31, 2011.  Subsequent to their declaration of Bankruptcy, JALAX/Japan Airlines retired their older airplanes.  During the year Sri Lankan Airways retired the airplane on which the Sky Play games were installed.  During the year ended December 31, 2010 the last of their airplanes with the Sky Play games installed were retired.  Currently, no clients are using the Sky Play games.

Preferred stock dividends of $641,914 for the year ended December 31, 2012 represented the 9% annual dividend on preferred shares, plus the compounded portion on unpaid balance carried forward.  During 2011, the Company recorded $601,870 in dividends.

Consulting expenses consisted of expense paid to a director of the Company and the fees were $42,000 during the year ended December 31, 2012 and 2011.

General and administrative expenses for 2012 were $38,011, as compared to $33,800 for 2011.

With the increase in balance of loans, the interest costs have increased to $20,192 for 2012 from $11,508 for 2011.

Office expenses for the current year end were $15,357, compared to $13,417 for 2011.

Professional fees are comprized of audit and legal Fees which totaled $8,344 for 2012 compared with $29,455 for 2011.  With no legal fees for the year, it is audit expense presented here.

For 2011, loans payable write-off of $109,398 that related primarily to unpaid payables that have remained unpaid for several years.  To date, no claims have been made against the Company by these creditors.  No such events occurred during the previous year end.

During the year ended 31 December 2012, the Company acquired research documents by issuing an unsecured loan in the amount of Cnd$35,673.  As part of this transaction, the Company also acquired two loans receivable in the amount of $4,939 each.  The Company recorded a provision for write-down of the loans receivable for $9,878 as the Company does not consider that these amounts are collectible.

Twelve Months Ended December 31, 2011 and December 31, 2010

During the year ended December 31, 2011, the Corporation recorded revenue of $10,500 compared to $32,550 during the year ended December 31, 2010.  Subsequent to their declaration of Bankruptcy, JALAX/Japan Airlines retired their older airplanes.  During the last quarter of the year ended December 31, 2010 the last of their airplanes with the Sky Play games installed were retired.  They are no longer a client.

Preferred stock dividends of $601,870 for the year ended December 31, 2011 represented the 9% annual dividend on preferred shares, plus the compounded portion on unpaid balance carried forward.  During 2010, the Company recorded $505,098 in dividends.

Consulting expenses consisted of expense paid to a director of the Company and the fees were $42,000 during the year ended December 31, 2011 and 2010.

General and administrative expenses for 2011 were $33,800, as compared to $38,840 for 2010.

With the increase in balance of loans before any write-off, the interest costs have increased from $8,495 for 2010 to $11,508 for the current year end.

Office expenses for the current year end were $13,417, compared to $14,993 for 2010.

Professional fees are comprized of audit and legal Fees which totaled $23,965 for 2010 compared with $29,455 for 2011.  The primary cause was the recovery correction in 2009 of a 2008 over-recording of the Texas legal billings.  That artificially lowered the 2009 total by $17,673.  The drop in the Audit fees for 2010 was offset by the increase in legal fees.  The continued maintenance of the long term registrations and various business trademarks cost $300 for the year.

During 2010 the Company conducted the 2009 and 2010 Annual General Meetings, resulting in two years worth of costs, including extra transfer agent fees.  With the appointment of Meridian Fiduciary Services as the Company’s resident agent and resident offices in Bermuda, corporate administrative expenses rose.  Clarifications and the refilling of the December 31, 2009 Form 20F with the SEC generated additional preparation and filing fees.  This resulted in 2010’s cost of $16,155, as compared to 2011’s of $14,244.

For 2011, loans payable write-off of $109,398 that related primarily to unpaid payables that have remained unpaid for several years.  To date, no claims have been made against the Company by these creditors.  No such events occurred during the previous year end.

Twelve Months Ended December 31, 2010 and December 31, 2009

The Company had a net loss of $619,576 or $0.01 per share for the year ended December 31, 2010 compared to $518,023 or $0.01 per share for the year ended December 31, 2009.

During the year ended December 31, 2010, the Company recorded revenue of $32,550 compared to $59,380 during the year ended December 31, 2008. Subsequent to their declaration of Bankruptcy, JALAX/Japan Airlines retired their older airplanes. During the last quarter of the year ended December 31, 2010 the last of their airplanes with the Sky Play games installed were retired. They are no longer a client.

Preferred stock dividends of $505,098 for the year ended December 31, 2010 represented the 9% annual dividend on preferred shares plus the compounded portion on unpaid balance carried forward. During 2009, the Company recorded $463,837 in dividends.

General and administrative expenses for 2010 were $81,062, as compared to $57,406 for 2009. During the year, the Company conducted the 2009 and 2010 Annual General Meetings, resulting in two years worth of costs, including extra transfer agent fees. With the appointment of Meridian Fiduciary Services as the Company’s resident agent and resident offices in Bermuda, corporate administrative expenses rose. Clarifications and the re-filing of the December 31, 2009 Form 20F with the SEC generated additional preparation and filing fees.

Professional fees are comprised of audit and legal fees which totaled $23,966 for 2010 compared with $14,160 for 2009.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2011, the Company had a working capital deficit of $8,312,121 (2011: $7,504,637).  Of this, $5,299,415 (2011: 4,657,601) was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. The Company is financing its operations through accounts payable and related parties’ loans.  Management has no formal plan in place to address liquidity concerns.  Currently, Management anticipates a potential need for external funding.  With the persistent current global economic conditions, management anticipates challenges in raising such financing.  There is no assurance of additional funding being available.

The net loss of $807,484 in 2012 is compared to a loss of $628,767 in 2011.

During the fiscal years ended on December 31, 2012 and 2011, there were no investing activities.

RELATED PARTY TRANSACTIONS

A company controlled by management (the owner being Rex E. Fortescue, the father of the President of the Company) provides consulting services to the Company.  During the year ended December 31, 2012, the Company incurred $42,000 in said consulting fees (2011: $42,000; 2010: $42,000).  During the year ended December 31, 2012, the Company incurred $1,806 in disbursements (2011: $1,806; 2010: $1,967).

A company controlled by management of the Company (the owners being Rex E. Fortescue, the father of the President of the Company, and Richard E. Fortescue, the brother of the President of the Company) provides accounting services to the Company.  During the year ended December 31, 2012, the Company incurred $27,000 (2011: $27,000; 2010: $26,500) in accounting fees.  Disbursements of $13,528 were charged during the year (2011: $8,767; 2010: $13,009)

Included in accounts payable and accrued liabilities at December 31, 2012 is $459,409 (2011: $376,852; 2010: $304,101) owing to directors and companies with common directors with respect to unpaid fees and expenses.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

As at December 31, 2012, the Company owes $5,000 (2011, $5000; 2010: $5000) to a company controlled by the President of the Company for cash advances which bear interest at 10% per annum, is unsecured, (totaling $2,042) and due on January 1, 2014.

As at December 31, 2012, the Company owes $38,594 (2011: $36,875; 2010: $36,626 –differences due to Canadian – US dollar exchange rate) to a company controlled by management for cash advances which bear interest at 10% per annum and is unsecured (totaling $11,878) and due March 1, 2014..

As at December 31, 2012, the Company owes $38,078 to a company controlled by management for cash advances which bear interest at 10% per annum and is unsecured (totaling $2,619) and due April 30, 2014.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)before Extraordinary Items	Net Profit (Loss)	Net Loss Per Share
March 31, 2010, 3 months	$13,000	$(67,640)	$(67,640)	$(0.0008)
June 30, 2010, 3 months	$8,900	$(228,834)	$(228,834)	$(0.0026)
September 30, 2010, 3 months	$7,150	$(161,462)	$(161,462)	$(0.0018)
December 31, 2010, 3 months	$3,500	$(161,640)	$(161,640)	$(0.0018)
March 31, 2011, 3 months	$1,750	$(173,639)	$(173,639)	$(0.0020)
June 30, 2011, 3 months	$3,500	$(176,608)	$(176,608)	$(0.0020)
September 30, 2011, 3 months	$1,750	$(186,520)	$(186,520)	$(0.0021)
December 31, 2011, 3 months	$3,500	$(92,000)	$(92,000)	$(0.0011)
March 31, 2012, 3 months	$1,750	$(192,900)	$(192, 900)	$(0.0022)
June 30, 2012, 3 months	$0000	$(170,959)	$(170,959)	$(0.0020)
September 30, 2012, 3 months	$0000	$(238,945)	$(238,945)	$(0.0027)
December 31, 2012, 3 months	$0000	$(214,528)	$(204,680)	$(0.0023)

Results for quarters subsequent and including March 31, 2010 are prepared under IFRS.  Results in all other Quarters were prepared under Canadian generally accepted accounting principles included in Part V of the CICA Handbook (“Canadian GAAP”).

For the Quarters June 30, 2009 to December 31, 2009, the above results were recorded under the Canadian GAAP, as governed and regulated by the CICA Handbook.  The March 31, 2010 Quarter’s consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.  For the Quarters March 31, 2010 to December 31, 2010 there is no difference to the results under the IFRS, as compared to the Canadian GAAP, as governed and regulated by the CICA Handbook.

The invoicing arrangement with the Company’s client is for bi-monthly invoicing for the prior sixty day business periods. The Client provides the details of the Sky Play games’ usage during the prior sixty days.  The Company issues the invoice, submitting it to the client for approval.  With the client’s acceptance, the invoice is deemed issued and the amount is recognized as revenue.  Such bi-monthly invoicing does not allow for a consistent Quarterly flow of revenue.  Hence, there is a consistent difference each Quarter in the recording of Revenue.

The March, 2010 Three Months Quarterly Revenue results were a decrease of $2,650 from December, 2009 Three Months Quarterly Revenue: the difference being the date timing of one client’s bimonthly invoice and the reduction in the other client’s invoice for the month.  Jalux has been slowly retiring its older airliners that have the Sky Play games installed.  The inclusion of the Quarterly recording of the cumulative dividend feature was not included in this Quarter for the auditors had not informed the Company of this until the next Quarter.

The June, 2010 Quarterly Revenue experienced a decrease of $4,100 from the March, 2010 Quarter’s Revenue.  The Jalux airliner retirement is the cause.  The loss is due to the addition in this Quarter of the March, 2010 cumulative dividend feature as well as this Quarter’s cumulative dividend.  During the Quarter, a new legal counsel was consulted.

The September, 2010 Quarterly Revenue results were a decrease of $1750, from the June, 2010 Quarterly Revenue: the difference being the date of one client’s bimonthly invoice.  The decrease in the loss is due to the recording of only the Quarter’s Preferred Share dividend.

The December, 2010’s Quarterly revenues of $3,500 reflected the closing of the Jalux account.  With their bankruptcy proceedings accelerating the retirement of all their older inefficient airliners, Sky Play is no longer on any of their airplanes.

The March, 2011 Quarterly Revenue of $1,750 is from the one client in Asia.  This is a bimonthly invoicing. The increase in the loss reflects the loss of Jalux, as well as an auditor’s recommended adjustment to the outstanding Preferred Dividend balance.

The June, 2011 Quarterly Revenue experienced an increase of $1,750 from the March, 2011 Quarter’s Revenue of $1,750: the difference being the date of the client’s bimonthly invoice.

The September, 2011 Quarterly Revenue results were a decrease of $1,750 from the June, 2011 Quarterly Revenue: the difference being the date of the client’s bimonthly invoice.  A contributing factor to the increase in the loss is increase in legal fees incurred by the new corporate legal counsel.

The December, 2011 Quarterly Revenue experienced an increase of $1,750 from the March, 2011 Quarter’s Revenue of $1,750: the difference being the date of the client’s bimonthly invoice.  At the year-end audit Company wrote off loans payable balances in the amount of $109,398 (2010: $nil; 2009: $nil) related primarily to loans payable that had remained unpaid for several years without any claims being made by these creditors against the Company.

The March, 2012 three Months’ Quarterly Revenue of $1,750 are from the one Asian client.  The loss increase is a reflection of increased foreign exchange costs, interest costs, and the increase in the Preferred Share Dividend cost.

The June 30, 2012 three Months’ Quarterly Revenue of $nil is directly the result of the one client retiring the airplane on which the Sky Play games were installed.

The September 30, 2012 three Months’ Quarterly Revenue remained at $nil.  The increase in expenses was primarily due to the Research expense was incurred in the research and initial due diligence efforts for a potential new business project.  This effort proved the project not of benefit to the Company.

The December 31, 2012 three Months’ Quarterly Revenue remained at $nil.  At the year-end audit Company wrote off loans receivable balances in the amount of $9,878 (2011: $nil).

SHARE CAPITAL

Preferred Shares

In 1997, the Company exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A preference shares at $1,000 per share.  The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder.  The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price of the common shares at the time of conversion.  Dividends on the Class A Preferred shares compounding, are cumulative and are payable quarterly at an annual dividend rate of 9%.  The Company is not required to redeem the Class A Preferred shares, however it may, at its option, redeem the Class A Preferred shares, in whole or in part, at any time at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.

The shares include a "make whole" clause such that if the aggregate value of:

1.

the common shares issued on conversion (at the market price upon conversion),

2.

the common shares issuable upon further potential conversions (at the prevailing market price),

3.

the proceeds of any redemptions received on preferred shares, and

4.

the proceeds received from the sale of common shares issued on conversion is less than the redemption amount of the preferred shares, the Company is obligated to either:

1

issue additional common shares,  or

2.

to repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

Accordingly, the preferred shares have been reflected as liabilities in these financial statements.

In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2012 and 2010 2,237 Class A Preferred stock remained outstanding.

Common Shares

As at April 28, 2012, and the date of the date of this Document, the Company has 87,467,288 common shares issued and outstanding with the Authorized common shares at 100,000,000.  The shares are all voting shares and rank equally with each other.  No shares were issued during the year.

Stock Options

The 6,950,000 share purchase options that were outstanding as at December 31, 2011 expired on April 6, 2012.  As at the year-end no share purchase options are outstanding.  No share purchase options were exercised.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Stock-based Compensation

The Company has a stock-based compensation plan, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to stock options reserve. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in stock options reserve, is recorded as an increase to share capital.

The Company uses the Black-Scholes valuation model to determine the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimated and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Revenue recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue for Sky Play® is recognized each month for a license fee on a per-game usage basis as the above criteria have been met.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all financial instruments as either available-for-sale, financial assets or liabilities at fair value through profit or loss (“FVTPL”), loans and receivables or other financial liabilities.  Loans and receivables and other financial liabilities are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income.  These amounts will be reclassified from equity to net income when the investment is sold or when the instrument is impaired.  Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized directly in profit or loss.

The Company has designated it cash as FVTPL, which is measured at fair value.  Trade payables, loans payable and accrued dividends payable are classified as other financial liabilities which are measured at amortized cost.

Uncertainties and Risk Factors

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate.  As at December 31, 2012, most of the Company’s cash is held in U.S. dollars.  The Company has no currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  The Company’s cash and receivables are exposed to credit risk.  The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently.  As at December 31, 2012, the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash.  As at December 31, 2012, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Trade payables, accrued liabilities and other liabilities are current.  The Company addresses its liquidity through equity financing obtained through the sale of common shares and the exercise of stock options.

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.  This conclusion is based on the facts that the Company lacks sufficient segregation of duties controls and knowledge of accounting and disclosure requirement.

(b)

Internal controls over financial reporting

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that the Company’s disclosure controls and procedures and internal controls and procedures, are not sufficiently designed to provide reasonable assurance of achieving their objectives and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls and procedures are not effective at the reasonable assurance level. This conclusion is based on the facts that the Company lacks sufficient segregation of duties controls and knowledge of accounting and disclosure requirement.

BOARD OF DIRECTORS

As of December 31, 2012, and as at the date of this Document, the following are the Members of the Board of Directors:

• Deborah Fortescue-Merrin • Anthony Clements • Kendrick Lanyi Grunfelt

THE OFFICERS

As of December 31, 2012, and as at the date of this Document, the following are the Company Officers:

• Deborah Fortescue-Merrin • Kendrrick Lanyi Grunfelt	- President - Secretary

ADDITIONAL INFORMATION

Additional information is provided in the Company’s audited financial statements for the year ended December 31, 2012.  These documents are available on SEDAR at www.sedar.com.